Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Myomo, Inc. on Form 1-A Amendment No. 1 [FILE NO. 024-10662] of our report dated November 16, 2016, except for Note 20, as to which the date is January 6, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Myomo, Inc. as of December 31, 2015 and 2014 and for the years ended, which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

January 30, 2017